
**OPTIONAL QUESTION & ANSWER FORMAT**
**FOR AN OFFERING STATEMENT**

**THE COMPANY**


1.  Name of issuer:  DWEALTH LLC


**ELIGIBILITY**


2.  ☒Check this box to certify that all of the following statements are true for the issuer:
    *   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
    *   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    *   Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    *   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
    *   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
    *   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.  Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒No


**MANAGERS OF THE COMPANY**


4.  Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Oluseun Odumusi                    Dates of Manager Service: 03/2018 – Present
Principal Occupation: Chief Executive Officer
Employer Dates of Service: 03/2018 – Present
Employer's principal business: Robo-advisor app

Business Experience:  List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Barnes and Noble
Employer's principal business: Bookstore
Title: Sales Associate                    Dates of Service: 07/2016 - 12/2017
Responsibilities: Helped clients in purchase of educational materials

Employer: Air Alliance Houston
Employer's principal business: Non-profit
Title: Intern                    Dates of Service: 01/2016 – 12/2017
Responsibilities: Conducted research functions and business development activities

Employer: National Youth Service Scheme
Employer's principal business: Education
Title: Teacher                    Dates of Service: 04/2014 – 02/2015

Responsibilities: Taught high school students computer

Name: Adedotun Amuda                    Dates of Manager Service: 03/2018 – Present
Principal Occupation: Chief Operations Officer
Employer Dates of Service: 03/2018 – Present
Employer's principal business: Robo-advisor app

Business Experience:  List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Stanbic IBTC
Employer's principal business: Financial Institution
Title: Client Service Officer                    Dates of Service: 03/2016 - Present
Responsibilities: Customer enquiry, account creation, sales and marketing

Employer: Coop Mortgage Bank
Employer's principal business: Financial Institution
Title: Information Officer                    Dates of Service: 05/2015 – 03/2016
Responsibilities: Customer data management

Employer: Nigerian Customs Service
Employer's principal business: Port Services
Title: Information Technology Support Officer    Dates of Service: 11/2013 – 11/2014
Responsibilities: Computer systems management

## OFFICERS OF THE COMPANY

5.  Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Oluseun Odumusi
Title: Chief Executive Officer                    Dates of Service: 03/2018 – Present
Responsibilities: Hiring, strategy development and technology development

Business Experience:  List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Barnes and Noble
Employer's principal business: Bookstore
Title: Sales Associate                    Dates of Service: 07/2016 - 12/2017
Responsibilities: Helped clients in purchase of educational materials

Employer: Air Alliance Houston
Employer's principal business: Non-profit
Title: Intern                    Dates of Service: 01/2016 – 12/2017
Responsibilities: Conducted research functions and business development activities

Employer: National Youth Service Scheme
Employer's principal business: Education
Title: Teacher                    Dates of Service: 04/2014 – 02/2015
Responsibilities: Taught high school students computer

Name: Adedotun Amuda
Title: Chief Operations Officer                    Dates of Service: 03/2018 – Present

Responsibilities: Sales generation and policy research

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience:  List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Stanbic IBTC
Employer's principal business: Financial Institution
Title: Client Service Officer                              Dates of Service: 03/2016 - Present
Responsibilities: Customer enquiry, account creation, sales and marketing

Employer: Coop Mortgage Bank
Employer's principal business: Financial Institution
Title: Information Officer                                 Dates of Service: 05/2015 – 03/2016
Responsibilities: Customer data management

Employer: Nigerian Customs Service
Employer's principal business: Port Services
Title: Information Technology Support Officer             Dates of Service: 11/2013 – 11/2014
Responsibilities: Computer systems management

## PRINCIPAL SECURITY HOLDERS

6.  Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
| --- | --- | --- |
| Oluseun Odumusi | 550,000 Class A Units | 46.75% |
| Adedotun Amuda | 400,000 Class A Units | 34.00% |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7.  Describe in detail the business of the issuer and the anticipated business plan of the issuer.

DWEALTH LLC (a registered Limited Liability Company in Texas) would utilize our mobile app DWEALTH for its operations. DWEALTH is the first app in Nigeria to connect retirement accounts, personal investments and bank information into one, and provide paperless account opening, transfer and funding process, investment planning based on goals, account management and automatic rebalancing, exposure to investing internationally and ease of beneficiary payout on death. It's also the first robo-advising app in the United States that enables users to purchase securities at fractional prices and not just limited to only stocks or ETFs.

More than 60% of public service Nigerians have a Retirement Account, and about 40% have investments in Nigerian stock. Over the past 6 years, investments in bonds and treasury bills have been on the rise, as well as an increased demand of investing internationally.

We've developed our first dummy prototype that conducts the test, selects a portfolio based on each investor's investment criteria (utilizing historical data).

Pension management in Nigeria is a flat fee (average is $0.25). While private investment would be charged a 0.15% (annually) for portfolios above $5,000, we hope to work with asset fund managers to offer a reduced management fee to users and get commissions, this way we provide our service to users for less.

Building on our success, we plan on creating a financial service for citizens of developing nations. We plan on expanding in other African countries first, and have our eyes set on south Asia. We see an opportunity in creating Personal Demand Deposit Account sin addition to Investment Management Services. Developing Nations in Africa have investments valued at over $460 Billion, with a portfolio growth at over 15% annual.

We see an opportunity to create a whole finance organization that's effective and runs online. Using the power of the internet, we're not limited to specific regions, and targeting groups not within the scope of major financial institutions, we're poised to be first and keep our leverage. With Sub-Sahara Africa heading to a $29 Trillion market by 2050, Dwealth in 2019 would be a key player in opening up this economy to the rest of the world.

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend-ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8.  Discuss the material factors that make an investment in the issuer speculative or risky:

**WE HAVE A LIMITED OPERATING HISTORY THAT YOU CAN USE TO EVALUATE US, AND THE LIKELIHOOD OF OUR SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES, COMPLICATIONS AND DELAYS FREQUENTLY ENCOUNTERED BY A SMALL DEVELOPING COMPANY.**

We were organized in Texas in February 2018. We have limited financial resources and only limited revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities. As such, the Company will be dependent upon its ability to finance its operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to generate revenue from operations, could result in the bankruptcy of the Company or other event, which would have a material adverse effect on the Company. The Company has no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk

**MEMBERS WILL HAVE NO CONTROL.**

The membership units being offered have no voting rights and thus, the members will have no control over the decisions of the Company.

**BECAUSE OF COMPETITIVE PRESSURES FROM COMPETITORS WITH MORE RESOURCES, WE MAY FAIL TO IMPLEMENT ITS BUSINESS MODEL PROFITABLY.**

The financial planning business extremely competitive. The market for customers is intensely competitive and such competition is expected to continue to increase (see "Competition"). We believe that our ability to compete depends upon many factors within and beyond our control, including the timing and market acceptance of new solutions and enhancements to existing businesses developed by us, our competitors, and their advisors.

**WE ARE DEPENDENT ON INVESTMENTS AND RETIREMENT ACCOUNTS INCREASING IN NIGERIA.**

Our ability to generate revenue and be successful in implementing our business plan is in large part dependent on our ability to develop, produce, acquire and/or distribute our mobile financial investment and planning app to users in Nigeria. Fluctuations in Nigeria's financial markets may cause an increase or decrease to our revenues.

**WE ARE DEPENDENT ON THE APPROVAL OF A BROKER LICENSE TO SELL SECURITIES IN NIGERIA**

Part of our business model involves acting as a broker-dealer for Nigerian citizens who wish to purchase US-based securities through our proprietary app. In order to do so, we have filed for the appropriate broker-dealer licenses in Nigeria and the United States which are currently pending approval. If either of our applications is not approved, we may not be able to achieve some or all of our business objectives.

**WE MAY BE UNABLE TO COMPETE WITH LARGER OR MORE ESTABLISHED FINANCIAL PLANNING COMPANIES.**

We face a large and growing number of competitors in the financial industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to compete with us for product and customers. We cannot be sure that we will be able to compete successfully with existing or new competitors.

**WE MAY REQUIRE ADDITIONAL FINANCING IN ORDER TO IMPLEMENT OUR BUSINESS PLAN. IN THE EVENT WE ARE UNABLE TO ACQUIRE ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN RESULTING IN A LOSS OF REVENUES AND ULTIMATELY THE LOSS OF ANY SHAREHOLDER'S INVESTMENT.**

Due to our limited operating history, we will have to use all our existing resources to complete and market our financial planning app products.

Following this offering we may need to raise additional funds to expand our operations. We may raise additional funds through private placements, registered offerings, debt financing or other sources to maintain and expand our operations. Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our investors will lose part or all of their investment.

**OUR PRODUCTS OR PROCESSES COULD GIVE RISE TO CLAIMS THAT OUR PRODUCTS INFRINGE ON THE RIGHTS OF OTHERS.**

We are potentially subject to claims and litigation from third parties claiming that our products or processes infringe their patent or other proprietary rights. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture, use or sell the affected product or process. Litigation, which could result in substantial costs to us, may also be necessary to enforce our proprietary rights and/or to determine the scope and validity of the proprietary rights of others. Any intellectual property litigation would be costly and could divert the efforts and attention of our management and technical personnel, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not prevent us from selling our products or materially and adversely affect our business, financial condition and results of operations. If any such claims are asserted against us, we may seek to enter into a royalty or licensing arrangement. We cannot assure you that a license will be available on commercially reasonable terms, or at all.

**WE MAY BE SUBJECT TO CLAIMS OF TRADEMARK INFRINGEMENT, WHICH MAY HARM OUR BUSINESS.**

We currently do not have any trademarks filed or protection of our intellectual property. We may be subject to legal proceedings alleging claims of trademark infringement in the future. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business.

Additionally, we cannot guarantee that our trademarks will be completely protected. This could cause harm to our brand and ultimately, to us. We could also spend additional time and resources fighting other entities that might infringe upon our trademarks.

**WE MAY BE UNABLE TO SCALE OUR OPERATIONS SUCCESSFULLY.**

Our plan is to grow rapidly. Our growth will place significant demands on our management and technology development, as well as our financial, administrative and other resources. We cannot guarantee that any of the systems, procedures and controls we put in place will be adequate to support the commercialization of our operations. Our operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative and other resources. If we are unable to respond to and manage changing business conditions, or the scale of our products, services and operations, then the quality of our services, our ability to retain key personnel and our business could be harmed.

**MR. ODUMUSI AND MR. AMUDA HAVE LIMITED EXPERIENCE IN THE FINANCIAL INDUSTRY AND MAY BE RELIANT ON CONSULTANTS AND OTHERS WHO HAVE GREATER MANAGEMENT EXPERIENCE. THIS COULD IMPACT OUR RETURN ON INVESTMENT, IF ANY.**

Reliance on Mr. Odumusi and Mr. Amuda's limited experience in developing comparable businesses, puts our investors at risk in losing their entire investment. Manager intends to hire additional personnel in the future who will have the experience required to help manage our company, when the Company is sufficiently capitalized.

**AS THERE IS NO PUBLIC MARKET FOR THE INTERESTS BEING SOLD, THEY ARE AN ILLIQUID INVESTMENT AND INVESTORS MAY NOT BE ABLE TO SELL THEIR INTERESTS.**

No market currently exists for our securities and we cannot assure you that such a market will ever develop, or if developed, will be sustained.

Our membership interests are not currently eligible for trading on any stock exchange.

**THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS WHICH ARE SPECULATIVE IN NATURE.**

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. Forward looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance, or achievements cannot be guaranteed.

**OUR MANAGEMENT MAY NOT USE THE PROCEEDS OF THIS OFFERING EFFECTIVELY.**

Our management has broad discretion over the use of proceeds from this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds from this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our operating results. In addition, these proceeds may not be invested to yield a favorable rate of return.

**WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, CASH DISTRIBUTIONS IN THE FORESEEABLE FUTURE.**

We have not paid any cash distributions to our members and do not intend to pay cash distributions in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Cash distribution payments in the future may also be limited by other loan agreements or covenants contained in other securities that we may issue. Any future determination to pay cash distributions will be at the discretion of our managers and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our managers deems relevant.


**THE OFFERING**


9.  What is the purpose of this offering?

Increase the Dwealth team by hiring investment advisors and software developers necessary to improve the app development stage and obtain required trading licenses.

10. How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| Total Proceeds | $ 395,108.00 | $ 598,000.00 |
| Less: Offering Expenses | $ - | $ - |
| Title3Fund Fees (3% total fee) | $ 11,853.24 | $ 17,940.00 |
| Net Proceeds | $ 383,254.76 | $ 580,060.00 |
| Use of Net Proceeds | | |
| Funding and Legal Expenses (1) | $ 7,000.00 | $ 7,000.00 |
| Investment Officers (2) | $ 30,000.00 | $ 30,000.00 |
| developers | $ 75,000.00 | $ 75,000.00 |
| Account & Finance (3) | $ 25,000.00 | $ 25,000.00 |
| Product Development and Growth (4) | $ 30,000.00 | $ 30,000.00 |
| Marketing Expenses (5) | $ 29,000.00 | $ 30,000.00 |
| RIA & Broker-Dealer License (6) | $ 18,000.00 | $ 18,000.00 |
| Office (7) | $ 15,000.00 | $ 15,000.00 |
| APEX (8) | $ 90,000.00 | $ 90,000.00 |
| Partnership & Technology (9) | $ 57,000.00 | $ 57,000.00 |
| Insurance (10) | $ 6,600.00 | $ 6,600.00 |
| Working Capital & Reserves (11) | $ 654.76 | $ 196,460.00 |
| Total Use of Net Proceeds | $ 383,254.76 | $ 580,060.00 |

11. How will the issuer complete the transaction and deliver securities to the investors?

Securities will be electronically delivered to investors once funds have been received.

12. How can an investor cancel an investment commitment?

Investors can cancel their investment up to 48 hours prior to the offering deadline by emailing their request for cancellation to the issuer.

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

13. Describer the terms of the securities being offered.

Class B Units in a limited liability company granting the owner equity interests in the company and a share of distributable cash which will be determined by the manager of the company in its sole discretion.

14. Do the securities offered have voting rights?

No.

15. Are there any limitations on any voting or other rights identified above?

N/A

16. How may the terms of the securities being offered be modified?

They can only be modified by the manager.

### Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

No other securities outstanding.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    N/A

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    Current equity holders do not have exercise rights.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    Discounted cash flow and market analysis method.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    Purchasers of securities have no voting rights. The manager and Class A members will make all decisions relating to the operation of the company. If purchasers of the securities are unhappy with any decisions made by the manager and Class A members, they will have no recourse.

23. What are the risks to purchasers associated with corporate actions including:
    • additional issuances of securities,
    • issuer repurchases of securities,
    • a sale of the issuer or of assets of the issuer or
    • transactions with related parties?

    The manager and Class A members have the complete authority to issue, grant, transfer, or otherwise sell additional securities of the company. This could dilute the interest of purchasers of securities under this offering. The manager will notify purchasers of its intent to pursue any such course of action that would adversely affect the purchasers of these securities.

24. Describe the material terms of any indebtedness of the issuer:

    None

25. What other exempt offerings has the issuer conducted within the past three years?

    None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

None of the above.

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐Yes ☒No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company is newly formed, has no operating history, and no assets or liabilities. The company intends to raise sufficient capital from this offering to hire new employees to develop its app which it intends to launch in 2019. Once launched, the company will generate revenue from commissions and other fees produced from customers utilizing the app.

## FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

| | | |
|---|---|---|
| (b) More than $107,000, but not more than $535,000: | Financial statements of the issuer and its predecessors, if any. | Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report.<br><br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |

Reviewed financial statements are attached.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their pre decessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒No

(ii) involving the making of any false filing with the Commission?
☐ Yes ☒No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No;
    (ii)  involving the making of any false filing with the Commission?
        ☐ Yes ☒ No
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    (i)   at the time of the filing of this offering statement bars the person from:
        (A)  association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
        (B)  engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
        (C)  engaging in savings association or credit union activities? ☐ Yes ☒ No
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
    (ii)  places limitations on the activities, functions or operations of such person?
        ☐ Yes ☒ No
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        ☐ Yes ☒ No
    (ii)  Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
    ☐ Yes ☒ No

(7)  Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No

## OTHER MATERIAL INFORMATION

31.  In addition to the information expressly required to be included in this Form, include:
(1)  any other material information presented to investors; and
(2)  such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.